Exhibit 99.4

KPMG LLP Bay Adelaide Centre Suite 4600 333 Bay Street Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hydro One Inc.
We consent to the use of our audit report dated March 25, 2019 with respect to the amended consolidated financial statements as at and for the year ended December 31, 2018 and our audit report dated March 25, 2019 with respect to consolidated financial statements as at and for the year ended December 31, 2017 included in this annual report on Form 40-F.

Chartered Professional Accountants, Licensed Public Accountants
March 28, 2019
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.